UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________

FORM 11-K/A
Amendment No. 1

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________.

Commission file number: 001-35019

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal Bank Employees'
Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Home Federal Bancorp, Inc. of Louisiana
624 Market Street
Shreveport, Louisiana 71101

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Form 11-K of the Home Federal Bank Employees' Savings & Profit Sharing Plan and Trust (the “Plan”) for the year ended December 31, 2020, as filed with the U.S. Securities and Exchange Commission on June 29, 2021 (the “Original Form 11-K”), is being filed for the sole purpose of correcting the Schedule I to Form 5500 Annual Return/Report of Employee Benefit Plan for the Plan for the year ended December 31, 2020, included with the Original Form 11-K.

REQUIRED INFORMATION

Financial Statements.  The following financial statements are filed as part of this annual report for the Home Federal Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") and appear immediately after the signature page hereof:

Schedule I to Form 5500 Annual Return/Report of Employee Benefit Plan for the Plan for the year ended December 31, 2020.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

HOME FEDERAL BANK EMPLOYEES' SAVINGS
& PROFIT SHARING PLAN AND TRUST

June 30, 2021	By:	/s/Dawn F. Williams
Dawn F. Williams, on behalf of
Home Federal Bank as the Plan Administrator

SCHEDULE I
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information—Small Plan

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2020

This Form is Open to Public Inspection

For calendar plan year 2020 or fiscal plan year beginning 01/01/2020 and ending 12/31/2020

A Name of plan
HOME FEDERAL BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

B Three-digit plan number (PN) ▶ 003

C Plan sponsor's name as shown on line 2a of Form 5500
HOME FEDERAL BANK

D Employer Identification Number (EIN)
72-0214680

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1 Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a Total plan assets	1a	9,596,425	10,650,883
b Total plan liabilities	1b		
c Net plan assets (subtract line 1b from line 1a)	1c	9,596,425	10,650,883
2 Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a Contributions received or receivable:			
(1) Employers	2a(1)	224,201	
(2) Participants	2a(2)	376,319	
(3) Others (including rollovers)	2a(3)	573,402	
b Noncash contributions	2b		
c Other income	2c	180,832	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		1,354,754
e Benefits paid (including direct rollovers)	2e	255,050	
f Corrective distributions (see instructions)	2f		
g Certain deemed distributions of participant loans (see instructions)	2g		
h Administrative service providers (salaries, fees, and commissions)	2h	41,801	
i Other expenses	2i	3,445	
j Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		300,296
k Net income (loss) (subtract line 2j from line 2d)	2k		1,054,458
l Transfers to (from) the plan (see instructions)	2l		

3 Specific Assets: If the plan held assets at any time during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	
c Real estate (other than employer real property)	3c		X	
d Employer securities	3d	X		4,380,307
e Participant loans	3e	X		152,321
f Loans (other than to participants)	3f		X	
g Tangible personal property	3g		X	

For Paperwork Reduction Act Notice, see the Instructions for Form 5500.

Schedule I (Form 5500) 2020
v. 200204

Schedule I (Form 5500) 2020 Page 2-

Part II Compliance Questions

4	During the plan year:		Yes	No	Amount
a	Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance.	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		3,000,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i	X		4,380,307
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		
l	Has the plan failed to provide any benefit when due under the plan?	4l		X	
m	If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X	
n	If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	4n			

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? ☐ Yes ☒ No

If "Yes," enter the amount of any plan assets that reverted to the employer this year ____________.

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

5c Was the plan a defined benefit plan covered under the PBGC insurance program at any time during this plan year? (See ERISA section 4021 and instructions.) ☐ Yes ☐ No ☐ Not determined

If "Yes" is checked, enter the My PAA confirmation number from the PBGC premium filing for this plan year ____________.